NYSE Arca, Inc. ("Exchange") hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17CER240.12d2-2(a)(3) That on April 21, 2006 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

The merger between Russell Corporation and Berkshire Hathaway Inc. and F Subsidiary, Inc., an indirect wholly owned subsidiary of Berkshire Hathaway Inc. became effective on August 2, 2006. Each share of Common Stock of Russell Corporation was converted into $18.00 in cash per share.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 2, 2006